                                                                DQE Exhibit 12.1


                             DQE and Subsidiaries

               Calculation of Ratio of Earnings to Fixed Charges
           and Preferred and Preference Stock Dividend Requirements
                            (Thousands of Dollars)

                                                                              Year Ended December 31,
                                                   -------------------------------------------------------------------------------
                                                      1998              1997             1996              1995             1994
                                                   --------          --------         --------          --------          --------
FIXED CHARGES:
   Interest on long-term debt                      $ 81,076          $ 87,420         $ 88,478          $ 95,391          $101,027
   Other interest                                    14,556            13,823           10,926             7,033             4,050
   Portion of lease payments representing
    an interest factor                               44,146            44,208           44,357            44,386            44,839
   Dividend requirement                              15,612            21,649           14,385             7,374             9,355
                                                   --------          --------         --------          --------          --------
              Total Fixed Charges                  $155,390          $167,100         $158,146          $154,184          $159,271
                                                   --------          --------         --------          --------          --------

EARNINGS:
   Income from continuing operations               $196,688          $199,101         $179,138          $170,563          $156,816
   Income taxes                                     100,982*           95,805*          87,388*           96,661*           92,973*
   Fixed charges as above                           155,390           167,100          158,146           154,184           159,271
                                                   --------          --------         --------          --------          --------
              Total Earnings                       $453,060          $462,006         $424,672          $421,408          $409,060
                                                   --------          --------         --------          --------          --------

RATIO OF EARNINGS TO FIXED CHARGES                     2.92              2.76             2.69              2.73              2.57
                                                   ========          ========         ========          ========          ========

   The Company's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $2.5 million for the twelve months ended December 31, 1998, has been excluded from the ratio.

*Earnings related to income taxes reflect a $12.0 million, $17.0 million, $12.0 million, $13.5 million and $13.5 million decrease for the twelve months ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification equals 2.99, 2.87, 2.76, 2.82 and 2.65 for the twelve months ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively.